

10032382



SEC Mail Processing Section
RECEIVED
OCT 4 2010
WASH, D.C.
200

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 13336

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/09 (MM/DD/YY) AND ENDING 07/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.D. Andrews Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Radnor Station Building 2, Suite 300, 290 King of Prussia Road
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William C. Anderson 610-341-9940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fox & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1200 Bustleton Pike, Suite 3 (Address) Feasterville (City) PA (State) 19053 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACK J. GRINSPAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.D. Andrews Company, as of July 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jack J Grinspan
Signature

PRESIDENT
Title

Marie Timberlake
Notary Public


COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Marie Timberlake, Notary Public
Lower Merion Twp., Montgomery County
My Commission Expires May 5, 2014
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOX & COMPANY, P.C.
Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA IRA M. FOX CPA

September 13, 2010

Independent Auditor's Report

J.D Andrews Company
290 King of Prussia Road
Suite 300
Radnor, Pennsylvania 19087

Board of Directors

We have audited the accompanying statement of financial condition of J.D. Andrews Company, (an S corporation), as of July 31, 2010, and the related statements of income and comprehensive income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.D. Andrews Company as of July 31, 2010, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Fox + Company PC CPAs

FOX & COMPANY, P.C.
Certified Public Accountants

1200 Bustleton Pike, Suite 3, Feasterville, PA 19053 (215) 322-2664 • Fax (215) 322-4391

MURRAY J. FOX CPA

IRA M. FOX CPA

September 13, 2010

Independent Auditor's Report on Internal Control Structure
Required by SEC Rule 17a-5

J.D Andrews Company
290 King of Prussia Road
Suite 300
Radnor, Pennsylvania 19087

Board of Directors

In planning and performing our audit of the financial statements and supplementary schedules of J.D. Andrews Company (the Company) for the year ended July 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Fox + Company PC CPAs

J.D. ANDREWS COMPANY
(AN S CORPORATION)

STATEMENT OF FINANCIAL CONDITION
JULY 31, 2010

ASSETS

Cash	$	20,806
Receivables from Brokers and Dealers		960
Securities Owned:		
Marketable, at market value		8,754
Furniture and Equipment, at cost,		
Less Accumulated Depreciation of $13,221		- 0 -
Prepaid Expenses		2,534
TOTAL ASSETS	$	33,054

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts Payable and Accrued Expenses	$	8,512
Accrued Taxes		1,069
TOTAL LIABILITIES		9,581
Stockholders' Equity		
Common Stock, 400 shares authorized and issued, 100 shares outstanding, par value $100		40,000
Additional Paid-In-Capital		1,000
Accumulated Other Comprehensive Income (Loss)		2,541
Retained Earnings		13,434
Less Common Stock in Treasury, 300 shares at cost		(33,502)
Total Stockholders' Equity		23,473
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	33,054

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

STATEMENT OF INCOME AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED JULY 31, 2010

Revenues		
Mutual Fund Commissions	$ 67,264	
Insurance Commissions	57,698	
Interest and Dividends	3	
Total Revenues		$ 124,965
Expenses		
Commission Expense	$ 84,225	
Occupancy Expense	11,652	
Employee Compensation	10,260	
Communication Expense	2,342	
Taxes, Other than Income Taxes	1,997	
Other Operating Expenses	20,772	
Total Expenses		131,248
Net Loss		(6,283)
Comprehensive Income (Loss)		
Unrealized Gain (Loss) on Marketable Securities		(498)
Comprehensive Income (Loss)		$(6,781)

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JULY 31, 2010

Common Stock, $100 par Value, 800 Shares Authorized, 110 Shares Issued	
Shares Outstanding, August 1, 2009	$ 100
Shares Outstanding, July 31, 2010	100
Balance, Beginning and End of Year	$ 40,000
Treasury Stock, Cost	
Shares, August 1, 2009	300
Shares, July 31, 2010	300
Balance, Beginning and End of Year	$ (33,502)
Additional Paid-In-Capital	
Balance, August 1, 2009	$ 1,000
Additions	--
Deductions	--
Balance, July 31, 2010	$ 1,000
Accumulated Other Comprehensive Income (Loss) Net of Tax	
Balance, August 1, 2009	$ 3,039
Unrealized Losses on Securities During the Year	(498)
Balance, July 31, 2010	$ 2,541
Retained Earnings	
Balance, August 1, 2009	$ 19,717
Net Loss	(6,283)
Balance, July 31, 2010	$ 13,434
Total Stockholders' Equity	$ 23,473

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JULY 31, 2010

Subordinated Borrowings at August 1, 2009	$ - 0 -
Changes in Subordinated Borrowings	- 0 -
Subordinated Borrowings at July 31, 2010	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JULY 31, 2010

Cash Flows From Operating Activities:	
Net Income (Loss)	$(6,781)
Adjustments to Reconcile Net Income (Loss) to Net Cash Used by Operating Activities:	
Depreciation	181
Unrealized Loss on Marketable Securities	498
(Increase) Decrease In Assets:	
Accounts Receivable	(224)
Prepaid Expenses	372
Increase (Decrease) In Liabilities:	
Accounts Payable and Accrued Expenses	(4,921)
Accrued Taxes	200
Net Cash Used By Operating Activities	(10,675)
Cash Flows From Investing Activities:	
Proceeds From Sale of Investments	382
Net Cash Provided By Investing Activities	382
Net Decrease in Cash	(10,293)
Cash - August 1, 2009	31,099
Cash - July 31, 2010	$ 20,806
Supplemental Cash Flows Disclosures:	
Interest Paid	$ - 0 -

The accompanying notes are an integral part of these financial statements.

Note 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

J.D. Andrews Company was incorporated on May 31, 1967, as a broker and dealer in securities under the Securities Exchange Act of 1934 with the Financial Industry Regulatory Authority ("FINRA") and sells exclusively mutual funds and insurance products.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ALLOWANCE FOR DOUBTFUL ACCOUNTS

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debt expense was $-0- for the year ended July 31, 2010.

FURNITURE AND EQUIPMENT

Furniture and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Renewals and betterments that materially extend the life of the assets are capitalized.

Depreciation is computed using both straight-line and accelerated methods over the estimated useful lives of the related assets. The estimated useful lives of the depreciable assets are as follows:

Furniture	7 Years
Equipment	5 Years

The Company has elected to expense the cost of depreciable property under Section 179 of the "Internal Revenue Code". This convention is not in accordance with generally accepted accounting principles. The effect of this departure is not material to the financial statements taken as a whole.

When properties are retired or sold, the asset values and related reserves are eliminated from the accounts and any resultant gain or loss is included in earnings.

Note 1, Continued

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments with an original maturity of three (3) months or less as cash.

INCOME TAXES

The Company has elected to be treated as a small business corporation pursuant to Section 1372(a) of the "Internal Revenue Code" and the Pennsylvania State Revenue Code. Under those provisions, the Company does not pay federal or state income taxes on its taxable income. Instead, the stockholder is liable for individual federal and state income taxes on his share of the Company's taxable income.

Note 2

MARKETABLE SECURITIES

The Company classifies marketable securities, which consists of investments in marketable equity securities and a mutual fund, as "available for sale". Under this classification, investments are stated at fair value. The fair value for mutual funds has been determined by the fund. The unrealized gain (loss) in the fair market value are accounted for as a separate item in the shareholder's equity section of the balance sheet. Changes in unrealized gains and losses are recognized currently as comprehensive income (loss).

	Cost	Unrealized Gains	Unrealized Losses	Market
Equity Securities	$ 3,300	$ 2,541	$ - 0 -	$ 5,841
Mutual Fund Money Market	2,913	- 0 -	- 0 -	2,913
	$ 6,213	$ 2,541	$ - 0 -	$ 8,754

Note 3

FURNITURE, EQUIPMENT AND DEPRECIATION

Furniture, equipment and the related accumulated depreciation at July 31, 2010 consists of the following:

Furniture	$ 6,326
Office Equipment	6,895
Total	13,221
Less: Accumulated Depreciation	(13,221)
Total Furniture, Equipment and Depreciation	$ - 0 -

Depreciation expense for the year ended July 31, 2010 was $181.

Note 4

COMMISSIONS RECEIVABLE

Commissions receivable consist of amounts due from insurance and mutual funds sales due within thirty (30) days.

Note 5

OPERATING LEASE COMMITMENTS

The Company entered into a lease agreement with a three (3) year term for office facilities commencing September 1, 2006 and ending August 31, 2009, renewing annually at the existing rental rate plus three (3) percent.

The future minimum lease payments are as follows for the year ended July 31, 2010:

2010	$ 971

Note 6

RELATED PARTY TRANSACTIONS

Commissions due to the stockholder at July 31, 2010 were $2,283. Commission expense for the stockholder was $36,882 for the year ended July 31, 2010.

Note 7

NET CAPITAL REQUIREMENTS

The Company is subject to the net capital requirements of the Financial Industry Regulatory Authority ("FINRA") and the Uniform Net Capital requirements of the Securities and Exchange Commission (SEC) under Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Pursuant to "FINRA" Rules, the Company is required to maintain a minimum of $5,000 of net capital. At July 31, 2010, the Company had net capital of approximately $20,005 which was $15,005 in excess of the $5,000 required to be maintained at that date. The Company's net capital ratio was .48 to 1.

The Company has at all times during the past year been in compliance with the requirements of Rule 15c3-1.

SUPPLEMENTARY INFORMATION

J.D. ANDREWS COMPANY
(AN S CORPORATION)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

NET CAPITAL

Total Stockholder's Equity Qualified for Net Capital		$	23,473
Add:			
A. Subordinated borrowings allowable in computation of net capital			- 0 -
Total Capital and Allowable Subordinated Liabilities		$	23,473
Deductions and/or Charges			
A. Non-Allowable Assets			
Furniture and Equipment	$ - 0 -		
Other Assets	2,534		
Total Deductions/and or Charges		$	2,534
Net Capital Before Haircuts on Securities Positions		$	20,939
Haircuts on Securities			
A. Trading Securities	876		
B. Mutual Fund Money Market	58		
Total Haircuts on Securities			934
Net Capital		$	20,005

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition:		
Accounts Payable, Accrued and Other Liabilities	$	9,581

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	5,000
Ratio: Aggregate Indebtedness to Net Capital	$	.48 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital, as reported in Company's Part II (Unaudited) Focus Report	$	20,005
Net Audit Adjustments		- 0 -
Net Capital per above	$	20,005

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

SCHEDULE II
COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

The Company is exempt under Rule 15c3-3(k)(1) from preparing the Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

SCHEDULE III
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
JULY 31, 2010

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action specified under Rule 15C3-3):	$ - 0 -
	A. Number of Items	$ - 0 -
2.	Customers' fully paid securities and excess margin securities for which instrucitons to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags, which result from normal business operations" as permitted under Rule 15c3-3:	$ - 0 -
	A. Number of Items	$ - 0 -

The accompanying notes are an integral part of these financial statements.

J.D. ANDREWS COMPANY
(AN S CORPORATION)

SCHEDULE IV
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
JULY 31, 2010

Not Applicable

The accompanying notes are an integral part of these financial statements.